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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

                 Filed pursuant to Section 13 or 15(d) of the
               Securities Exchange Act of 1934 and Rule 13a-17
                             or 15d-17 thereunder



                          OSICOM TECHNOLOGIES, INC.
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                (Exact name of issuer as specified in charter)


             1800 Stewart Street, Santa Monica, California 90404
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                   (Address of principal executive offices)


Issuer's telephone number, including area code     (310) 828-7496
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                  I. CHANGE IN NUMBER OF SHARES OUTSTANDING

          Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security       Common Stock
                      --------------------------------------------------------
2.  Number of shares outstanding before the change    1,263,898
                                                   ---------------------------
3.  Number of shares outstanding after the change    2,527,796
                                                  ----------------------------
4.  Effective date of change    February 12, 1996
                             -------------------------------------------------
5.  Method of change:
        Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

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Give brief description of transaction    Forward stock split (2 for 1).
                                      -----------------------------------------


                         II. CHANGE IN NAME OF ISSUER


1.  Name prior to change
                         ------------------------------------------------------
2.  Name after change
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3.  Effective date of charter amendment changing name
                                                     --------------------------
4.  Date of shareholder approval of change, if required
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    Date    February 1, 1996                         /s/  Par Chadha
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                                                          Chairman
                                                (Officer's signature and title)